Exhibit 99.5

Hermes Group UK Chooses NICE’s Cloud-Based Workforce
Management Solution for Improved Customer Service

NICE cloud-based WFM solution selected to improve forecasting and planning staff levels for consumer delivery specialist

Ra’anana, Israel, December 17, 2015 – NICE Systems (NASDAQ: NICE) today announced that Hermes Group UK has implemented NICE’s cloud-based Workforce Management (WFM) solution to improve operational efficiency and optimize workforce management. NICE’s solution was deployed in October 2015, delivered ‘live’ and on schedule for the busy holiday season.

Hermes UK is owned by the Hermes Logistik Gruppe Deutschland (HLGD), the largest independent consumer delivery specialist for the B2B and B2C sectors in Germany. Hermes UK works with a wide range of high street, catalogue and online retailers including Next Directory, ASOS, Tesco, John Lewis, Debenhams, Arcadia Group, Amazon and eBay.

Operating a network of over 10,000 lifestyle couriers and over 4,500 ParcelShops, handling more than 210 million parcels last year, Hermes faced specific needs in a new WFM solution. These included:

•	common system and real-time adherence for on-site and remote agents
•	scalability and elasticity for seasonal usage peaks
•	flexible pricing for peak times requiring additional agents
•	integration with Oracle Right Now, enabling interoperability in the cloud
•	efficient forecasting and planning of multichannel contacts including calls and emails
•	flexible and automated scheduling of requests and notifications

Hermes turned to NICE because of its great reputation for resource planning accuracy and employee engagement features; and its ability to deliver in tight timeframes. With a scalable solution deployed in the NICE Cloud and licensed on a subscription basis, and with an advanced API and robust real-time adherence capabilities, NICE was able to respond to Hermes’ challenges and deliver the WFM solution they needed in record time.

“We chose NICE because of its strong brand and leadership position, and its highly flexible cloud-based solutions,” said Dawn Redman, Head of Customer Service, Hermes Parcelnet Ltd. “Since it is cloud-based, NICE WFM enables remote access to WFM for off-site agents, and it ensures rapid scalability for seasonal usage spikes.”

“The deployment of NICE WFM in our cloud gives Hermes the flexibility they need to efficiently meet their customers’ demands,” said Benny Einhorn, President, NICE EMEA. “We are proud to provide Hermes with scalability and elasticity for their workforce management and to contribute to their ability to deliver excellent customer service.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Mr. Einhorn, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.